Exhibit 4.67

Loan Contract

This loan contract (this “Contract”) was signed by the following parties in Chaoyang District, Beijing, China on February 22, 2024.

Lender: Kun Dai, a PRC individual with PRC identity card no. of [*] (hereinafter referred to as “Party A”)

Borrower: Uxin Limited (hereinafter referred to as “Party B”)

Address: 21/F, Donghuang Building No. 16 Guangshun South Avenue Chaoyang District, Beijing, PRC

Party A and Party B are collectively referred to as the “Parties” and individually as the “Party”.

Parties A and Party B enter into this Loan Contract through consensus to jointly abide by it.

I	Amount of Loan

Artical 1 Party A provides Party B with Loan [*] million in RMB (RMB [*] million) (the “Loan”).

II	Term and Purpose of the Loan

Artical 2 The Term of the Loan under this Contract is one year, from [*] to [*]. If the actual disbursement date of the loan is inconsistent with the commencement date of the loan, the commencement date of the loan shall be the actual disbursement date of the loan, and the term of the loan shall be extended accordingly.

Artical 3 After the expiration of the loan term, it will be automatically extended for one year, unless either party notifies the other party in writing one month in advance of the termination of the Loan Contract after the expiration of the loan term.

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Artical 4 The Loan under this Contract is designated for Party B’s normal business activities, that is, the purchase of second-hand cars, and without the written consent of Party A, Party B shall not change the purpose of the loan and divert it for other purposes.

III	Loan Interest Rate and Payment Method

Artical 5 The Loan Interest rate under this Contract is a fixed interest rate, the Annual Interest Rate of the Loan is [*]%, and the interest commencement date is the date on which the Loan under this Contract is provided.

Artical 6 The Parties shall calculate the interest payable on the expiration date of the term of the loan. If the accounting is correct, Party B shall pay the interest accrued to Party A’s designated account within 5 days of expiration date of the term of loan.

Artical 7 Party B shall pay the Loan and the interest of Loan in RMB to the bank account designated by Party A, and once the transfer is successful, it will be deemed that the Loan and interest have been returned.

IV	Provision of the Loan

Artical 8 Both parties agree that Party A or the Person designated by Party A will remit the Loan in RMB to Party B’s following account, and once the transfer is successful, it will be deemed that the Loan has been withdrawn and used by Party B.

Account Name: [*]

Account: [*]

Bank: [*]

V	Party A’s Rights and Obligations

Artical 9 Party A has the right to require Party B to repay the Loan, interest and fees in accordance with this Contract, and has the right to exercise other rights stipulated in this Contract and require Party B to perform other obligations under this Contract

Artical 10 Party A has the right to dispatch personnel into Party B’s store or vehicle inventory management system to conduct vehicle inventory at any time.

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Artical 11 Party A promises and guarantees that the Loan under this Contract is legally owned by it and has the right to dispose of, and has performed the necessary internal procedures, has the right to lend to Party B, and does not infringe the legitimate rights and interests of any third party; otherwise, Party A shall bear all the consequences arising therefrom.

Artical 12 Under the premise that Party B performs the obligations stipulated in this Contract, Party A shall provide the Loan to Party B in accordance with this Contract.

Artical 13 Party A shall have confidentiality obligations for the information obtained in accordance with this Contract related to Party B’s operation, including but not limited to financial data, second-hand car ownership details, etc., and shall not disclose it to any third party without Party B’s written consent; if Party A violates the confidentiality obligation, it shall compensate Party B for all losses caused thereby.

VI	Party B’s Rights and Obligations

Artical 14 Party B has the right to repay part of the Loan in advance after notifying Party A in writing, and the repayment is successful after Party B transfers to Party A’s designated account.

Artical 15 Party B shall use the Loan according to the purpose agreed in this Contract, and shall not divert the Loan under this Contract for other purposes or use the Loan to engage in illegal or illegal transaction.

Artical 16 Party B shall repay the Loan under this Contract and pay interest according to the time, amount and currency agreed in this Contract.

VII	Early Return of Loan

Artical 17 Before the expiration of the loan term, Party A may notify Party B in writing one month in advance to repay part of the Loan, and the notice shall clearly list the Loan and the interest that needs to be repaid by Party B.

Artical 18 Before the expiration of the loan term, Party B may notify Party A in writing one month in advance to repay part or all of the Loan and interest in advance.

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Artical 19 In case of early repayment, the interest of the Loan shall be calculated according to the amount and term of Party B’s actual use of the Loan.

VIII	Liability for Breach of Contract

Artical 20 Party B’s violation of the obligations, commitments and guarantees stipulated in this Contract constitutes a breach of contract, and Party A has the right to require Party B in writing to repay the Loan in advance, and Party B shall repay all the Loan and the interest within ten business days from the date of receiving the aforesaid written notice. If Party B fails to repay the Loan and interest within the aforementioned period, Party B shall pay penalty interest according to three ten-thousandths per day of the total amount of the outstanding loan and interest to Party A.

Artical 21 If Party B fails to repays the Loan according to the Term of Loan stipulated in this Contract, Party A has the right to dispose of the second-hand car purchased by Party B using the loan and not sold to offset the loan principal, interest and the penalty of three ten-thousandths per day.

IX	Governing Law and Dispute Resolution

Artical 22 The execution, effectiveness, construction, performance, amendment and termination of this Agreement and the resolution of disputes hereunder shall be governed by the laws of the People’s Republic of China (excludes Hong Kong, Macau and Taiwan).

Artical 23 Any dispute or controversy arising out of or in connection with this Contract shall be resolved through negotiation, and if the negotiation fails, either party shall have the right to submit the dispute to HKIAC for arbitration in accordance with its arbitration rules. The arbitration shall take place in Hong Kong. The arbitration award shall be final and binding on the Parties.

X	Notice and Delivery

Artical 24 Contact information for both parties is as follows:

Contact information	Party A	Party B
Name	[*]	[*]
Tel Number	[*]	[*]
Email	[*]	[*]

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XI	Miscellaneous

Artical 25 This Contract shall enter into force when signed or sealed by both parties.

Artical 26 Any variation to this contract shall be made by mutual agreement of the parties and in writing, and the terms or agreement of the change shall form part of this contract and shall have the same legal effect as this contract. Except for the changes, the rest of this contract shall remain in force.

Artical 27 This Contract is written in both English and Chinese, the Chinese version and English version shall have equal legal validity, and in case of any discrepancy between different versions, the Chinese version shall prevail

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IN WITNESS WHEREOF, the Parties have caused their authorized representatives to execute this Loan Contract as of the date first above written.

Party A: Kun Dai

By:	/s/ Kun Dai
Name:	Kun Dai

Party B: Uxin Limited

By:	/s/ Kun Dai
Name:	Kun Dai
Title:	Director

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